Mail Stop 0610   June 29, 2009

Mr. David Price
Executive Vice President, Chief Financial Officer
and Secretary
Cornerstone Therapeutics, Inc.
1255 Crescent Green Drive, Suite 250
Cary, North Carolina 27518

Re: Cornerstone Therapeutics, Inc.
        Revised preliminary proxy statement filed June 26, 2009
        File No. 000-50767

Dear Mr. Price:

        We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director

cc: John A. Healy, Esquire
    Clifford Chance US LLP
    31 West 52nd Street
    New York, New York 10019-6131